SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2020

Commission File Number 001-36761

Kenon Holdings Ltd.

1 Temasek Avenue #36-01
Millenia Tower
Singapore 039192
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

OPC Energy Ltd. Announces Dismissal of a Petition Filed Challenging Regulatory Approvals for Tzomet Energy Project

On February 11, 2020, OPC Energy Ltd. (“OPC”), a subsidiary of Kenon Holdings Ltd., announced that the petition made to the High Court of Justice in Israel, as announced by Kenon on December 30, 2019, with regards to Tzomet Energy Ltd. ("Tzomet"), an open cycle natural gas fired power plant which OPC is developing, has been dismissed by the High Court of Justice.

Further to the dismissal of the petition, the Electricity Authority notified Tzomet that it is compliant with the required terms for financial close of the project.

OPC is continuing to develop the Tzomet project.

In addition, following the approval of the Electricity Authority, OPC will complete the purchase of shares held by the minority shareholders (holding 5% of the shares) of Tzomet on the terms previously disclosed.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements about the development of the Tzomet project and OPC's plan to complete the purchase of the shares held by minority shareholders in Tzomet. These statements are based on Kenon’s management’s current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in Kenon’s forward-looking statements. Such risks include the risks relating to development of the Tzomet project and the repurchase of shares held by minority shareholders in Tzomet and other risks relating to the Tzomet project and other risks and factors, including those set forth under the heading “Risk Factors” in Kenon’s Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission. Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENON HOLDINGS LTD.

Date: February 11, 2020	By:	/s/ Robert L. Rosen
	Name:	Robert L. Rosen
	Title:	Chief Executive Officer

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